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Danske Bank

02 DEC -3 AM 10:23

02060160

Danske Markets / Group Treasury
2-12 Holmens Kanal
1092 Copenhagen K
Telephone +45 33 44 00 00
Telefax +45 33 44 03 85

29 November 2002

To:		From:	
Fax No.	+1 202 942 9628	Reference	Peter Holm / Knud Erik Kristensen
Company	Securities & Exchange Commission	Fax No.	+45 33 44 03 85
Department	Office of International Corporation	Telephone No.	+45 33 44 04 20 / +45 33 44 04 12
Attention	File No 82-1263	No. of pages (incl. this page)	5

Please contact us immediately if you do not receive all the pages

Message:

Danske Bank A/S - Rule 12g-3-2(b) filings

Yours faithfully,

Danske Bank
Danske Markets / Group Treasury

PROCESSED
DEC 09 2002
THOMSON FINANCIAL

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Confidentiality Note: The information in this facsimile message ("fax") is intended to be confidential and for the use of only the individual or entity named above. The information may be protected by client privilege, work product immunity or other legal rules. If the reader of this message is not the intended recipient, you are notified that retention, dissemination, distribution or copying of this fax is strictly prohibited. If you receive this fax in error, please notify us immediately by telephone and return it to the address above. Thank you.

12035 2001.12

Danske Bank

To the Copenhagen Stock Exchange and the Press

Danske Bank
Communications
Holmens Kanal 2-12
DK-1092 København K
Tel. +45 33 44 00 00
www.danskebank.com

November 29 2002

Stock exchange announcement no. 33 / 2002

Organisational adjustments at Danske Bank

Investment banking activities to be integrated into Danske Markets

With effect from January 1, 2003, Danske Bank plans to introduce a number of adjustments to its organisation. The adjustments include merger of related wholesale banking activities, integration of the investment banking activities into Danske Markets (a division of Danske Bank), a new structure in the human resource activities, adjustment of the organisation of Credit & Market Risk, and merger of the corporate and retail customer segments of Banking Activities, Denmark.

Investment banking activities to be integrated into Danske Markets

The Group will integrate its wholesale banking activities into Danske Markets. As part of the organisational adjustment the Group wishes to merge some activities at Danske Securities with those of Danske Markets and to make Danske Markets responsible for selected international corporate and institutional clients. After the transfer of corporate finance activities, equity trading, and part of the equity research activities, the Group plans to close down the remaining activities of Danske Securities. The Group will continue to offer its institutional clients and retail customers equity research products, but the research concept will be adjusted to the current market conditions.

The adjustments mean that Danske Securities' activities in Finland are expected to cease and that equity activities in the UK, and major parts of the research activities in Norway and Sweden will discontinue. Following the merger, a number of management support functions of Danske Securities will become superfluous as the integration with Danske Markets means that the administrative platform of Danske Markets will take over the continuing activities. In connection with the restructuring, the Group expects that up to 200 employees may leave the Group. This will adapt the organisation to the situation on the investment banking market. The Group expects that this will bring an end to the unsatisfactory results that have been realised in recent years within this area.

The restructuring costs incurred in connection with the changes to the Group's investment banking activities will reduce expected core earnings in 2002 by DKr350m. Subsequently, the Group expects core earnings in 2002 to approximately match the level recorded in 2001. Restructuring costs include expenses related to vacated premises, severance payments, and expenses for the restructuring of IT systems. The expected costs may be reduced provided the Group, within a short period of time, suc-

Danske Bank

ceeds in renting out the premises occupied by Danske Securities. The merged activities in Denmark, Norway, Sweden and the UK will take place from premises occupied by Danske Markets.

Henrik Normann, Member of the Executive Committee, will continue as head of Danske Markets. At Danske Markets, Angus Maclennan, will be in charge of coordinating corporate customer activities. Mr Maclennan will continue as head of Banking Activities, UK. Equities operations will be headed by Jeppe Christiansen.

In connection with the organisational adjustments, Ulf Lundahl, President and CEO of Danske Securities, and Håkan Östling, Head of Equities, have decided to leave the Group. Mr Lundahl will be at the disposal of the Group for a shorter period of time to take care of various tasks in connection with the organisational adjustments. Jens Peter Toft, Executive Vice President, will continue as head of the Group's corporate finance activities at Danske Markets.

Human Resources

The Human Resource department of the Group will be split up into Human Resource Development, Human Resource Service, and human resource finance. Lars Stensgaard Mørch, First Vice President, has been appointed Senior Vice President and head of Human Resource Development. Human Resource Service will be integrated into Development & Organisation. Human resource finance will be integrated into Group Finance. Steen Hjort, presently Head of Human Resources, has been appointed head of Finance and Secretariat, a department of Development & Organisation, and will also be in charge of Logistics and Danske Ejendomme.

Other adjustments

Per Skovhus, Senior Executive Vice President of International Banking, has been appointed head of Large Corporates, Financial Institutions, Portfolio Management and Structured Finance at Credit & Market Risk. Mogens Søndergaard, Senior Vice President, has been appointed new head of International Banking.

At Banking Activities, Denmark, Claus Johansen, Senior Vice President, will be in charge of both retail and corporate customers of the Danske Bank brand. Thomas Mitchell, Senior Vice President of Banking Activities, Denmark, has been appointed member of the Executive Board of Realkredit Danmark.

Danske Bank

Mogens Holm, Member of the Executive Board of Realkredit Danmark, will leave Realkredit Danmark and join the Executive Board of Danske Bank International in Luxembourg.

Jeppe Christiansen's participation in the work of the Executive Committee will be adjusted so that it will be compatible with his duties as head of the Bank's equities operations. As a consequence of Mr Christiansen's new responsibilities, Jesper Ovesen, Chief Financial Officer of Danske Bank, will replace Mr Christiansen as chairman of the board of directors of Danske Capital. In future, Mr Christiansen will be the Bank's representative on the board of directors of the Copenhagen Stock Exchange, and in charge of the Group's private equity activities. Mr Christiansen will subsequently be a member of the Polaris investment committee.

We enclose a revised organisational chart of the Group.

Danske Bank

Steen Reeslev

Contact:
Peter Straarup, Chairman of the Executive Board, tel. +45 33 44 01 07

Danske Bank
Organisation


Board of Directors
Board of Directors Secretariat
Steen Rasmussen
Senior Vice President
Audit Department
Jens Peter Thomassen
Group Chief Auditor
Chairman of the Executive Board
Peter Straarup*)
Dep. Chairman of the Executive Board
Jakob Brogaard*)
Executive Board Secretariat
Erik Sevaldsen
Executive Vice President
Communications
Steen Reeslev
Senior Vice President
Human Resources
Lars Stensgaard Mørch
Senior Vice President
Danske Markets
Henrik Normann*)
Group Finance
Jesper Ovesen*)
Credit & Market Risk
Jakob Brogaard*)
Development & Organisation
Jørgen Klejnstrup*)
Banking Activities, Denmark
Sven Lystbæk*)
Banking Activities, UK
Angus Madsenman**)
Banking Activities, Luxembourg
Peter Preisler
Managing Director
Banking Activities, Norway
Thomas Borgen
Managing Director
Banking Activities, Sweden
Bengt Svelander
Senior Executive Vice President
Banking Activities, USA
Hans Møller-Christensen
Senior Executive Vice President & General Manager
International Banking
Mogens Søndergaard
Senior Vice President
*) Member of the Executive Committee
**) Associate member of the Executive Committee
Selected subsidiaries and divisions
Danica Pension
Chairman:
Peter Straarup
Henrik Ramlau-Hansen
Danske Capital
Chairman:
Jesper Ovesen
Niels-Ulrik Mousten
Danske Private Equity
Chairman:
Jeppe Christiansen**)
Bjarn Haugaard Rubin
Managing Director
HandelsFinans
Chairman:
Sven Lystbæk
Søren Thorsen
home
Chairman:
Sven Holm
Niels Bjerregaard
Nordania
Chairman:
Sven Lystbæk
Henning Hürdum
Realkredit Danmark
Chairman:
Jakob Brogaard
Sven Holm
CEO

January 2003

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RECEPTION OK

TX/RX NO	8289
CONNECTION TEL	+45 33 44 03 85
SUBADDRESS	
CONNECTION ID	DB DEBT MARKETS
ST. TIME	11/29 09:58
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